

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2010

J. Chris Morgando
Chief Executive Officer
Helpeo, Inc.
871 Coronado Center Drive, Suite 200
Henderson, Nevada 89052

> **Re: Helpeo, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 7, 2010**
> **File No. 333-168302**

Dear Mr. Morgando:

We have reviewed the above-referenced filing and the related response letter dated September 7, 2010, and have the following comments. If indicated, we think you should revise your document in response to this comment. After reviewing this information, we may raise additional comments. Unless otherwise noted, where a prior comment is referred to, it refers to our letter dated August 27, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 12

1.   We note your response to prior comment 4. Please clarify the timeline for development and marketing of your product. For example, please disclose when you expect to complete the design of your product, when you expect to complete programming and when you expect to complete testing.

Liquidity and Capital Resources, page 12

2.   You estimate the aggregate amount of funds required to execute your business plan over the next 12 months to be $500,000. Please revise your document to provide the estimated funds needed for each individual anticipated capital expenditure. For example, you should provide separate estimates for the amount of capital needed to develop your product, the amount of capital needed to market your product to generate sales, and the amount of capital needed to meet your reporting obligations after becoming a public company.

Description of Business

Principal Markets, page 16

3.   We refer to the revisions made to your document in response to prior comment 6. Specifically, we note that your "plan is to sell our mobile business card application tool to the individual consumer and businesses via the internet and mobile phone applications." Please describe in more detail the markets and the method(s) of distribution for your product. See Item 101(h)(4) of Regulation S-K.

Certain Relationships and Related Transactions, page 19

4.   We refer to prior comment 7. Please advise as to why you have not included as exhibits to your revised document the loan agreements with your chief executive officer and Horizon Ridge Capital, Inc. We refer again to Item 601(b)(10)(ii)(A) of Regulation S-K. See also Question 146.04 of our Regulation S-K Compliance & Disclosure Interpretations, available on our website.

Selling Stockholders, page 22

5.   We refer to your supplemental response and the revisions made in connection to prior comment 10 and note that you continue to list Horizon Ridge Capital as an owner of 34% of your outstanding common stock. Please see column five of the tabular disclosure of your selling stockholders. Please revise.

6.   We refer to your note 6 to your consolidated financial statements and note the loan payable to Toti Mabanta. You state that Toti Mabanta is a "non-related party." Please tell us the relationship between Toti Mabanta, Christina and Concepcion Mabanta. We note that Christina and Concepcion Mabanta are listed in the footnotes to your selling stockholder table as the controlling individuals for Fauscom Investments Ltd. and Phoenix Enterprises, and that these entities collectively own 5.17% of your outstanding shares.

Signatures

7.   The registration statement currently appears to be signed by Mr. Morgando only on behalf of the registrant, and not in his individual capacity. Please revise your signature page to ensure that Mr. Morgando signs in his individual capacity as the company's principal executive, financial, and accounting officer and a director. See Instruction 1 to Signatures of the Form S-1.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3456 with any questions.

Sincerely,

Matthew M. Crispino
Attorney-Advisor

Via Facsimile (503) 908-0956
Scott D. Olson, Esq.